UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 19, 2015

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

VimpelCom shareholders elect Supervisory Board

Amsterdam (June 19, 2015) - VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, headquartered in Amsterdam, announces that VimpelCom shareholders approved all agenda items at its Annual General Meeting of Shareholders (AGM) held today in Amsterdam.

In particular, the Company’s shareholders elected the following candidates to the Supervisory Board: Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Sir Julian Horn-Smith, Nils Katla, Alexey Reznikovich, Morten Karlsen Sørby and Trond Ø Westlie.*

The reappointment of PricewaterhouseCoopers Accountants NV as the Company’s auditor was also approved.

Holders of approximately 93.2% of the Company’s shares were represented at the AGM.

For more information about the Company’s Supervisory Board and related biographies, please see VimpelCom’s web site www.vimpelcom.com in the “Corporate Profile/Leadership” section.

* Members of Supervisory Board are elected to serve until the next AGM to be held in 2016 (unless the director is removed from office or the director’s office is vacated in accordance with the bye-laws).

About VimpelCom

VimpelCom is a leading global provider of telecommunications services and is headquartered in Amsterdam. The Company provides voice and data services through a range of traditional and broadband mobile and fixed technologies. The Group operates in Italy and emerging markets, which include companies operating in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh and Pakistan. The operations of these companies cover a territory with a total population of approximately 740 million people as of March 31, 2015. VimpelCom provides services under the “Beeline,” “Kyivstar,” “banglalink,” “Mobilink,” “Djezzy” and “WIND” brands. As of March 31, 2015, VimpelCom had 218 million mobile customers. VimpelCom’s ADSs are listed on the NASDAQ Global Stock Market under the symbol “VIP.” For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman/Remco Vergeer	Rozzyn Boy/Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

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